上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

[redacted]

08003266

SEC
Mail Processing
Section

JUN 03 2008

Washington, DC
101

By Courier

Our Ref: SIHL/ADR/08

2nd June 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 30th May 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2821 3909.

Yours faithfully,

Leung Lin Cheong
Company Secretary

PROCESSED
JUN 18 2008
THOMSON REUTERS

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz

RL/KW

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

ANNUAL GENERAL MEETING HELD ON 30TH MAY 2008 POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the "2008 Annual General Meeting") of Shanghai Industrial Holdings Limited (the "Company") held on 30th May 2008 are as follows:

Resolutions			Number of Votes (%)	
			For	Against
1.	To receive and consider the audited consolidated Financial Statements together with the Reports of the Directors and the Auditor thereon for the year ended 31st December 2007.		750,404,072 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.			
2.	To declare a final dividend for the year ended 31st December 2007.		757,645,085 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.			
3.	a.	To re-elect Mr. Zhou Jie as Director.	614,033,796 (81.55%)	138,907,044 (18.45%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
	b.	To re-elect Mr. Qian Shi Zheng as Director.	752,493,060 (99.94%)	444,780 (0.06%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		

	c.	To re-elect Dr. Lo Ka Shui as Director.	752,643,040 (99.96%)	297,800 (0.04%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
	d.	To re-elect Prof. Woo Chia-Wei as Director.	752,643,040 (99.96%)	297,800 (0.04%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
	e.	To authorise the Board of Directors to fix the Directors' remuneration.	752,643,040 (99.96%)	278,800 (0.04%)
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.		
4.	To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditor and to authorise the Board of Directors to fix Auditor's remuneration.		757,420,003 (99.97%)	239,082 (0.03%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.			
5.	To give a general mandate to the Directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the existing issued share capital.		757,645,085 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.			
6.	To give a general mandate to the Directors to allot, issue and deal with shares not exceeding 20% of the aggregate nominal amount of the existing issued share capital.		569,899,503 (75.82%)	181,726,582 (24.18%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.			

7.	To extend the general mandate granted to the Directors to issue shares by the number of shares repurchased.	585,663,642 (77.96%)	165,524,443 (22.04%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		

As at the date of the 2008 Annual General Meeting, the number of issued shares of the Company was 1,075,420,000 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the 2008 Annual General Meeting. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the 2008 Annual General Meeting.

Tricor Secretaries Limited, the Share Registrar of the Company, acted as Scrutineer for the poll at the 2008 Annual General Meeting.

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 30th May 2008

As at the date of this announcement, the Board is comprised of:

Executive Directors:
Mr. Teng Yi Long, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

CHANGE OF DIRECTORS AND APPOINTMENT OF CHAIRMAN

The Board of Directors (the "Board") of Shanghai Industrial Holdings Limited ("the Company") announces that on 30th May 2008, Mr. Cai Lai Xing has honarably retired by rotation as an Executive Director and the Chairman of the Company with effect from the conclusion of the annual general meeting of the Company held on 30th May 2008 (the "2008 Annual General Meeting"). Mr. Cai Lai Xing has confirmed that there is no disagreement with the Board and no other matters relating to his retirement as an Executive Director and the Chairman of the Company that need to be brought to the attention of the Company's shareholders. On the same day, Mr. Teng Yi Long has been appointed as an Executive Director and the Chairman of the Company with effect from the conclusion of the 2008 Annual General Meeting.

Mr. Teng Yi Long, aged 60, is the chairman of Shanghai Industrial Investment (Holdings) Company Limited. He graduated from Shanghai Jiaotong University majoring in industrial engineering management and East China University of Politics and Law majoring in civil and commercial law. He held top management position in Sichuan Diesel Engine Factory and was the Deputy Director of Sichuan Sixth Machinery Industrial Bureau under the Sixth Machinery Industrial Ministry. Also he held top management position in Shanghai Jiangnan Shipyard and was the chairman of Shanghai Municipal Federation of Trade Unions, a vice chairman of All China Federation of Trade Unions and the President of the Shanghai High People's Court. He has over 20 years of experience in the management of large enterprises and has over ten years of judicial experience. He has extensive experience in economics, legal matters, enterprise management and shipbuilding, and in organizing and implementing key technological R&D projects. Mr. Teng is currently a member of the National Committee of the Chinese People's Political Consultative Conference, an adjunct professor of East China University of Political Science and Law and Shanghai University of Engineering Science, an honorary researcher of Shanghai Academy of Social Sciences and the vice chairman of Commercial Aircraft Corporation of China, Ltd.

As at the date of this announcement, Mr. Teng has no share interests in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Teng did not hold any directorships in any listed public companies in the last three years, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Teng is subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association of the Company. As at the date of this announcement, no directors' service agreement was entered into between Mr. Teng and the Company. Mr. Teng is entitled to receive a salary of approximately HK$1,551,000 in the year of 2008. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having

regard to the operating results of the Group, prevailing market conditions and his performance. The salary is determined by reference to the factors such as the Company's operating performance, industry benchmark and job responsibilities.

Save as disclosed above, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there other matters in relation to the change of Directors and appointment of Chairman that need to be brought to the attention of the Company's shareholders.

The Company would like to express its gratitude to Mr. Cai Lai Xing for his valuable contribution to the Group throughout these years and welcome Mr. Teng Yi Long for joining the Board.

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 30th May 2008

As at the date of this announcement, the Board is comprised of:

Executive Directors:
Mr. Teng Yi Long, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

5 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Note: In addition to the current Immediate Report, a Status Report regarding Senior Office Holders of the Bank reflecting the change has also been filed, as is required following the filing of this kind of Report, pursuant to Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 1970.

1. First Name: Vered
   Surname: Raichman
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 003043445
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Director

3. Date on which tenure ceased or will cease: 5 June 2008
   Date on which tenure began: 6 April 1995

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Retirement by rotation pursuant to the Articles of Association.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after her retirement.

8. The Company views the Director who is retiring as possessing accounting and financial expertise.

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 5 June 2008 Time: 15:30

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

5 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Appointment of Director (not a Corporation) or an Individual Serving on Behalf of a Corporation which is a Director

Regulation 34(b) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Note: In addition to the current Immediate Report, a Status Report regarding Senior Office Holders of the Bank reflecting the change has also been filed, as is required following the filing of this kind of Report, pursuant to Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 1970.

1. Surname and First Name: Katz, Miriyam
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 050568070
   Citizenship: Private individual with Israeli citizenship
2. Date of Birth: 4 March 1951
3. Address for service of process: 18/32 Michael Neeman Ave., Tel Aviv 69581
4. Position to which appointed: Director
5. Previous position held in the Corporation prior to appointment: None
6. Commencement date of tenure: 5 June 2008
7. Education:

Degree	Subject	Name of Academic Institution
Bachelor	Laws	The Hebrew University of Jerusalem

Other education and professional certifications: Advocate

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
Advocate	Ophir Katz and Co. Advocates	Since 2003
CEO	Miri Katz Projects Ltd.	Since 2003
CEO	"Ima" Fund (Registered Non-Profit Society)	Since 2007
External Director	Bank of Jerusalem Ltd.	2003 to 2006

9. N/A

10. The Director serves as a director of the following corporations:
External Director of Itamar Medical Ltd. and Tower Semiconductor Ltd.
Director of The Caesarea Edmond Benjamin de Rothschild Development Corporation Ltd., The Caesarea Edmond Benjamin de Rothschild Fund, The Edmond and Nadine de Rothschild Israel Fund.

11. The Director is not an employee of the Corporation, its subsidiary or affiliated companies, nor of an interested person therein.

12. No family relationship exists between the Director and another interested person of the Corporation.

13. The Director does not hold shares and convertible securities of the Corporation, or of its subsidiary or affiliated companies.

14. The Director is not a member of any of the committees of the Board of Directors.

15. The Corporation views the Director as possessing accounting and financial expertise.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
e-mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

5 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of an Amendment to Articles and/or Memorandum
Article 31C of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. On 5 June 2008, the General Meeting resolved to amend the Articles of Association of the Corporation.

2. Nature of the change: To enable delegation of the authority of the Board of Directors to allot shares on exercise or conversion of securities of the Corporation.

3. Text of the change: To approve an amendment to Article 8 of the Articles of Association, by the addition of the following paragraph:
"The Board of Directors may delegate its authority to allot shares arising from the exercise or conversion of securities of the Company – to a Board Committee, to the General Manager of the Company or to any other person recommended to the Board of Directors by the General Manager"

4. Date as of which the change takes affect: 5 June 2008.

5. The amended Articles of Association are available to the public in Hebrew through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/). In addition, the English translation of the amended Articles is available upon request from the Secretariat of the Bank at the registered office of the Bank, Leumi House (11th floor), 34 Yehuda Halevi Street, Tel Aviv 65546, Israel, or via the other contact details appearing below.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
POB 2 Tel Aviv 61000
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

5 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Outcome of General Meeting

Regulation 36D of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. At the General Meeting held on 5 June 2008 the following resolutions were approved:

Resolutions attached.

Note: If the General Meeting approved a resolution where the legally required majority is not an ordinary majority, the following details will be included in the report: Total number of shares participating in the vote, number of shares voting in favor of and against the resolution, and the percentages that these constitute out of the total number of shares included in the quorum for the purposes of the vote, while differentiating between the controlling shareholders or those voting on their behalf and the non-controlling shareholders or those voting on their behalf. In addition, any other differentiation between shareholders as is required for the purposes of approving the resolution will be noted.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Bank Leumi le-Israel B.M.

Annex to Immediate Report dated 5 June 2008

Resolutions Approved at the Annual General Meeting held on 5 June 2008

Item 1: The Financial Statements for 2007

Resolved: To receive the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2007.

Item 2: Approval of the Distribution of a Dividend in respect of the Fourth Quarter of 2007

Resolved: To approve the distribution of a dividend in respect of the fourth quarter of 2007, of some 18.4% of the paid-up capital (some NIS 0.18 for every NIS 1.0 par value of ordinary stock), constituting some 52.2% of the net profit for the fourth quarter of 2007, to be paid on 30 June 2008. (Should additional options be exercised up until the record date, the rate of the dividend in relation to the paid-up capital, and the amount of the dividend per share will be reduced accordingly.)
Together with the dividend for the first nine months of 2007, which was paid in February 2008, the total dividends in respect of 2007 will reach some 50.2% of the net profit for 2007.

Item 3: Election of Auditors

Resolved: To reelect the Auditors Somekh Chaikin and Kost Forer Gabbay & Kasierer, and to authorize the Audit Committee of the Board of Directors to fix their remuneration.

Item 4: Amendment to Article 8 of the Articles of Association (By-laws) of the Bank

Resolved: To approve an amendment to Article 8 of the Articles of Association, by the addition of the following paragraph: "The Board of Directors may delegate its authority to allot shares arising from the exercise or conversion of securities of the Company – to a Board Committee, to the General Manager of the Company or to any other person recommended to the Board of Directors by the General Manager".

Item 5: Payment of a Bonus to the Chairman of the Board of Directors

Resolved: To approve the payment of a bonus to the Chairman of the Board of Directors, Mr. Eitan Raff, in respect of the results of 2007, in the amount of NIS 4 million.

Item 6(a): Reelection of Mr. Rami Avraham Guzman as a Director

Resolved: To reelect Mr. Rami Avraham Guzman as a Director.

Item 6(b): Reelection of Adv. Jacob Mashaal as a Director

Resolved: To reelect Adv. Jacob Mashaal as a Director.

Item 6(c): Reelection of Mr. Zvi Koren as a Director

Resolved: To reelect Mr. Zvi Koren as a Director.

Item 6(d): Election of a New Director, Adv. Miri (Miriyam) Katz

Resolved: To elect Adv. Miri (Miriyam) Katz as a new Director.

Item 7: Approval of the Purchase of a New Directors' and other Officers' Liability Insurance Policy (D&O)

Resolved: To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of 18 months commencing 30 April 2008, with cover of up to U.S.$ 260 million at a premium not exceeding U.S.$ 1,800 thousand.

Item 8: Resolutions concerning Approval of Holding Positions and Disclosure by Officers

Resolved: To approve the resolutions concerning approval of holding positions and disclosure by officers, pursuant to the text presented to the Meeting.